Exhibit 12

BRE PROPERTIES, INC.

STATEMENT RE:

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollar amounts in thousands)	Year Ended December 31,
	2008	2007	2006	2005	2004
Income from continuing operations	$64,399	$59,987	$65,744	$30,658	$24,732
Interest Expense	85,799	82,009	79,164	75,775	66,465
Minority interest convertible into common shares	1,868	1,857	1,976	2,040	1,915

Earnings available to cover fixed charges	$152,066	$143,853	$146,884	$108,473	$93,112

Fixed charges:
Interest	$85,799	$82,009	$79,164	$75,775	$66,465
Capitalized interest	21,439	24,097	15,794	11,343	6,163

Fixed charges:	$107,238	$106,106	$94,958	$87,118	$72,628

Preferred stock dividends	11,813	16,122	17,873	17,873	12,114

Fixed charges and preferred stock dividends	$119,051	$122,228	$112,831	$104,991	$84,742

Earnings available to cover fixed charges	$152,066	$143,853	$146,884	$108,473	$93,112
Divided by fixed charges	$107,238	$106,106	$94,958	$87,118	$72,628

Ratio of earnings to fixed charges	1.4	1.4	1.5	1.2	1.3

Earnings available to cover fixed charges	$152,066	$143,853	$146,884	$108,473	$93,112
Divided by fixed charges and preferred stock dividends	$119,051	$122,228	$112,831	$104,991	$84,742

Ratio of earnings to fixed charges and preferred stock	1.3	1.2	1.3	1.0	1.1